UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

November 2nd, 2023

Commission File Number 001-10888

TotalEnergies SE

(Translation of registrant’s name into English)

2, place Jean Millier

La Défense 6

92400 Courbevoie

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

TotalEnergies SE is providing on this Form 6-K a description of certain recent developments relating to its business.

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	United States: TotalEnergies signs a new long-term solar power supply agreement with Saint-Gobain (October 2, 2023).

Exhibit 99.2	Disclosure of Transactions in Own Shares (October 2, 2023).

Exhibit 99.3	United States: TotalEnergies and Borealis Start Up Baystar JV Polyethylene Unit (October 3, 2023).

Exhibit 99.4	Canada: TotalEnergies closes the sale of its 50% interest in Surmont to ConocoPhillips and sells the remainder of its Upstream Canadian assets to Suncor (October 4, 2023).

Exhibit 99.5	Electric Mobility: TotalEnergies Surpasses Milestone of 1,000 High-Power Chargers in France (October 6, 2023).

Exhibit 99.6	Disclosure of Transactions in Own Shares (October 9, 2023).

Exhibit 99.7	Mozambique LNG: TotalEnergies’ response (October 11, 2023).

Exhibit 99.8	Disclosure of Transactions in Own Shares (October 16, 2023).

Exhibit 99.9	Scotland: TotalEnergies Commissions Its Biggest Offshore Wind Farm (October 17, 2023).

Exhibit 99.10	United States: TotalEnergies joins forces with Corio and Rise to develop 3+ GW wind project offshore New York & New Jersey (October 23, 2023).

Exhibit 99.11	Disclosure of Transactions in Own Shares (October 23, 2023).

Exhibit 99.12	United States: TotalEnergies Starts Up in Texas a 380 MW Utility-Scale Solar Power Plant with Battery Storage (October 24, 2023).

Exhibit 99.13	United States: TotalEnergies Awarded a 25-year Contract to Supply 1.4 GW of Renewable Electricity to New York (October 25, 2023).

Exhibit 99.14	France: TotalEnergies Commissions its LNG Floating Terminal in the Port of Le Havre (October 26, 2023).

Exhibit 99.15	TotalEnergie’s Third Quarter Results (October 26, 2023).

Exhibit 99.16	TotalEnergies announces the third interim dividend of €0.74/share for fiscal year 2023, an increase of more than 7% compared to 2022 (October 26, 2023).

Exhibit 99.17	Germany: TotalEnergies Pursues Its Integrated Power Strategy by Acquiring Renewable Energy Aggregator Quadra Energy (October 26, 2023).

Exhibit 99.18	Disclosure of Transactions in Own Shares (October 30, 2023).

Exhibit 99.19	SATORP completes MENA region’s first conversion of used cooking oil into ISCC+ certified sustainable aviation fuel (SAF) (October 30, 2023).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TotalEnergies SE

Date: November 2nd, 2023	By:	/s/ GWENOLA JAN
		Name:	Gwenola Jan
		Title:	Company Treasurer